UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Legacy Reserves LP
(Name of Issuer)
Units representing limited partner interests
(Title of Class of Securities)
524707 20 5
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	524707 20 5	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Moriah Resources, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐ Not applicable

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		4,425,080

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,425,080

WITH	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,425,080

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ Not applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	524707 20 5	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Moriah Properties, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐ Not applicable

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		4,391,408

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,391,408

WITH	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,391,408

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ Not applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	524707 20 5	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Dale A. Brown

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐ Not applicable

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		562,567***

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,967,361

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		562,567***

WITH	8	SHARED DISPOSITIVE POWER

4,967,361

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,529,928***

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ Not applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
*** As of January 3, 2011, the number of Units beneficially owned by the reporting person with sole voting and sole dispositive power is 387,567, resulting in an aggregate amount of Units beneficially owned by the reporting person of 5,354,928. See reporting person’s Statement of Changes in Beneficial Ownership on Form 4 filed with the Securities and Exchange Commission on February 14, 2011.

CUSIP No.	524707 20 5	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Cary D. Brown

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐ Not applicable

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		954,265

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,425,080

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		954,265

WITH	8	SHARED DISPOSITIVE POWER

		4,425,080

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,379,345

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ Not applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	12.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1.
(a)	Name of Issuer:

Legacy Reserves LP

(b)	Address of Issuer’s Principal Executive Offices:

303 W. Wall, Suite 1400

Midland, Texas 79701
Item 2.
(a)	Name of Person Filing:

Moriah Resources, Inc., Moriah Properties Ltd., Dale A. Brown and Cary D. Brown are jointly filing this Amendment No. 2 to Schedule 13G.

(b)	Address of Principal Business Officer or, if none, Residence:

Moriah Resources, Inc.

303 W. Wall Street, Suite 1500

Midland, Texas 79701

(c)	Citizenship:

Each of Moriah Resources, Inc. and Moriah Properties LP are entities formed in Texas. Each of Dale A. Brown and Cary D. Brown are citizens of the United States.

(d)	Title of Class of Securities:

Units representing limited partner interests (the “Units”).

(e)	CUSIP Number:

524707 20 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(iii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(iii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:

Item 9 of each of the cover pages of this Amendment No. 2 to Schedule 13G is hereby incorporated by reference.[1]

(b)	Percent of class:

Item 11 of each of the cover pages of this Amendment No. 2 to Schedule 13G is hereby incorporated by reference.[2]

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote

Item 5 of each of the cover pages of this Amendment No. 2 to Schedule 13G is hereby incorporated by reference.

(ii)	Shared power to vote or to direct the vote

Item 6 of each of the cover pages of this Amendment No. 2 to Schedule 13G is hereby incorporated by reference.

(iii)	Sole power to dispose or to direct the disposition of

Item 7 of each of the cover pages of this Amendment No. 2 to Schedule 13G is hereby incorporated by reference.

(iv)	Shared power to dispose or to direct the disposition of

Item 8 of each of the cover pages of this Amendment No. 2 to Schedule 13G is hereby incorporated by reference.

[1]	Reflects the aggregate of number of Units beneficially owned, as of December 31, 2010, by each of Moriah Resources, Inc., Moriah Properties Ltd., Dale A. Brown and Cary D. Brown, which have sole or shared voting and dispositive power over 4,425,080; 4,391,408; 5,529,928 (5,354,928 as of January 3, 2011); and 5,379,345 Units, respectively. Moriah Resources, Inc., as the general partner of Moriah Properties LP, indirectly owns and may be deemed to have sole voting and dispositive power over the 4,391,408 Units directly owned by Moriah Properties, Ltd. In addition, Moriah Resources, Inc. directly owns and has sole voting and dispositive power over 33,672 Units. Dale A. Brown and Cary D. Brown jointly own Moriah Resources, Inc. and may be deemed to share voting and dispositive power over all of the Units directly or indirectly owned by Moriah Resources, Inc. Dale A. Brown directly owns and has sole voting and dispositive power over 562,567 (387,567 as of January 3, 2011) Units and Cary D. Brown directly owns and has sole voting and dispositive power over 954,265 Units. Through DAB 1999 Corporation, an entity that he jointly owns with his wife and the general partner of DAB Resources, Ltd. Dale A. Brown may be deemed to indirectly own and share voting and dispositive power over an additional 542,281 Units held by DAB Resources, Ltd.

[2]	Based on 43,612,479 Units outstanding as of December 31, 2010.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of more than Five Percent on behalf of another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary which acquired the Security Being Reported by the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: February 14, 2011

MORIAH RESOURCES, INC.
By:	/s/ Dale A. Brown
	Name:	Dale A. Brown
	Title:	President

MORIAH PROPERTIES LTD
By:	Moriah Resources, Inc., its general partner

By:	/s/ Dale A. Brown
	Name:	Dale A. Brown
	Title:	President

DALE A. BROWN
/s/ Dale A. Brown

CARY D. BROWN
/s/ Cary D. Brown

Exhibit Index

Exhibit No.	Description

99.1	Joint Filing Agreement